FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 26, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1. Registrant’s report for the first quarter of 2019.

2. Table of unaudited consolidated capitalization of the Registrant at (attached as Exhibit 99.2 hereto).

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report January-March 2019

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2019

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

Summary

January-March 2019

(Compared to January-March 2018)

•        Net interest income Skr 395 million (3M18: Skr 382 million)

•        Operating profit Skr 352 million (3M18: Skr 180 million)

•        Net profit Skr 274 million (3M18: Skr 136 million)

•        New lending Skr 13.3 billion (3M18: Skr 13.0 billion)

•        Basic and diluted earnings per share Skr 69 (3M18: Skr 34)

•        After-tax return on equity 5.9 percent (3M18: 3.1 percent)

Equity and balances

(Compared to December 31, 2018)

•        Total capital ratio 19.8 percent (year-end 2018: 20.1 percent)

•        Total assets Skr 313.1 billion (year-end 2018: Skr 302.0 billion)

•        Loans, outstanding and undisbursed Skr 264.4 billion (year-end 2018: Skr 260.0 billion)

Statement by the CEO

Continued healthy growth for Swedish exports

Global economic growth remains healthy with high resource utilization and low unemployment. According to Business Sweden’s Market Insight for March 2019, export growth is expected to slow slightly this year due to lower demand for imports from some of Sweden’s key export markets.

Euro area investment growth is slowing, which negatively affects Swedish exports of goods since these largely consist of input and investment goods.

Despite the slight downturn in macroeconomic conditions, SEK’s efforts to increase the number of clients and to broaden business with existing clients have borne fruit. In the first quarter, the number of clients grew by five percent. One method of reaching new clients is through our new simplified loan product “Enkla exportlånet,” on which more information is available on page 4.

Close collaboration and a good understanding of clients’ needs are increasingly important to be able to develop offerings that are relevant for our clients. Therefore, we are extremely pleased that some of our larger clients chose to work together with SEK to identify new solutions that facilitate the financing of their export transactions.

Uncertainty regarding the effects of Brexit have impacted the financial markets. While SEK does not have any operations of its own in the UK, we do have a number of important relationships with banks domiciled in the UK. SEK has worked intensively to ensure that the agreements and limits we have with those banks remain valid. The banks must ensure that they can continue to conduct their operations in the EU, which in practical terms means that many of them are relocating parts of their operations from the UK to the EU.

The Government Offices of Sweden are continuing to develop Sweden’s export strategy, which SEK welcomes and contributes to. In order to achieve the goal of enhanced export, it is important that the Swedish export industry sees that a considerable potential exists for trade with the countries identified in the export strategy.

We have also identified clearer links between the identified countries and Agenda 2030 and existing investment needs in sustainable business.

In the first quarter, new lending was Skr 13.3 billion, which was a slight increase year-on-year (3M18: Skr 13.0 billion). Year-on-year, net interest income was higher and totaled Skr 395 million (3M18: Skr 382 million). Net interest income was positively impacted by, among other things, the lower resolution fee that SEK pays to the Swedish National Debt Office in 2019, and lower average borrowing costs.

Operating profit for the period was up year-on-year at Skr 352 million (3M18: Skr 180 million).

“We are continuously developing our offerings to reach new clients and to broaden our business with existing clients.”

Catrin Fransson Chief Executive Officer

Operations

New clients and new client offering

The inflow of new medium-sized company clients remained healthy through the first quarter. Total new lending amounted to Skr 13.3 billion (3M18: Skr 13.0 billion).

In the first quarter, SEK launched its new simplified loan product “Enkla exportlånet,” which aims to help Swedish exporters grow globally and has generated considerable interest. Enkla exportlånet is aimed at export companies and their suppliers. Established and innovative companies with a turnover between Skr 200-1000 million can apply for loans up to Skr 65 million. Through SEK’s cooperation with the European Investment Fund, SEK can offer customers loans without posting additional collateral, at a favorable interest rate.

Access to financing remains healthy for exporters.

New lending

Skr bn	Jan-Mar 2019	Jan-Mar 2018	Jan-Dec 2018
Lending to Swedish exporters[1]	4.8	4.6	18.0
Lending to exporters’ customers[2]	8.5	8.4	39.0
Total	13.3	13.0	57.0
CIRR loan as percentage of new lending	7%	8%	9%

1              Of which Skr 0.4 billion (3M18: Skr 0.0 billion; year-end 2018: Skr 0.0 billion) had not been disbursed at period end.

2              Of which Skr 1.0 billion (3M18: Skr 1.3 billion; year-end 2018: Skr 5.1 billion) had not been disbursed at period end.

Lower borrowing cost

During the quarter, SEK achieved a borrowing cost below that contained in SEK’s financial plan. To a greater extent, the company has taken advantage of high market demand for floating interest rate notes in conjunction with reducing the tenors for borrowing. Moreover, SEK has increased diversification in terms of instruments and currencies, and increased the share of borrowing in the Japanese market. Through these measures, SEK was able to meet borrowing needs during the quarter without issuing any benchmark bonds. SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

SEK’s borrowing

Skr bn	Jan-Mar 2019	Jan-Mar 2018	Jan-Dec 2018
New long-term borrowings	11.8	14.3	60.4
Outstanding senior debt	268.9	242.7	257.8
Repurchase and redemption of own debt	1.2	3.7	9.9

Comments on the consolidated financial accounts

January-March 2019

Operating profit amounted to Skr 352 million (3M18: Skr 180 million). Net profit amounted to Skr 274 million (3M18: Skr 136 million).

Net interest income

Net interest income amounted to Skr 395 million (3M18: Skr 382 million), an increase of 3 percent compared to the same period in the previous year. Net interest income was affected positively by Skr 29 million due to a lower resolution fee of Skr 41 million (3M18: Skr 70 million), which SEK is required to pay to a fund to support the recovery of credit institutions. In 2019, the resolution fee amounts to 0.09 percent of the calculation basis (2018: 0.125 percent), which essentially corresponds to SEK’s debt-financed assets less the CIRR loans. In 2020, the resolution fee will be 0.05 percent.

Net interest income was affected negatively by a higher volume of liquidity coverage ratio (LCR) assets, which bear little or no interest, in the liquidity investments.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Mar 2019	Jan-Mar 2018	Change
Total loans	213.2	197.6	8%
Liquidity investments[1]	62.4	51.8	20%
Interest-bearing assets	291.1	259.4	12%
Interest-bearing liabilities	263.4	235.8	12%

1      Since 2019 SEK has chosen to exclude cash collateral under the security agreements for derivative contracts from liquidity investments. Comparative figures  have been adjusted.

Net results of financial transactions

Net results of financial transactions amounted to Skr 105 million (3M18: Skr -59 million). The result was mainly due to unrealized changes in fair value of assets in the liquidity portfolio and derivatives, and improvements in the method of valuation of derivatives.

Operating expenses

Skr mn	Jan-Mar 2019	Jan-Mar 2018	Change
Personnel expenses	-84	-79	6%
Other administrative expenses	-48	-56	-14%
Depreciation and impairment of non-financial assets	-14	-8	75%
Total operating expenses	-146	-143	2%

The operating expenses increased 2 percent compared to the same period in the previous year, due to increased personnel expenses and depreciation and impairment of non-financial assets. Due to IFRS 16, Leases all leases are to be recognized as assets subject to depreciation, and therefore, the operating lease expense has been replaced by an expense for depreciation of the lease asset.

Beginning in 2017, SEK introduced a system for individual variable remuneration for permanent employees with customer or business responsibility, with the exception of members of the executive management team. For the first quarter of 2019, a provision of Skr 3 million was made for the individual variable remuneration in the system (3M18: Skr - million).

Net credit losses

Net credit losses amounted to Skr 9 million (3M18: Skr 5 million). The positive result was mainly attributable to changed risk factors according to IFRS 9. Loss allowances as of March 31, 2019 amounted to Skr -134 million compared to Skr -139 million as of December 31, 2018 of which exposures in stage 3 amounted to Skr -89 million (year-end 2018: Skr -84 million).  The reserve was affected negatively by exchange rate effects.

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -7 million (3M18: Skr 54 million), mainly due to positive changes in own credit risk, which were offset by the revaluation of defined benefit plans. The hedge reserve related to cash-flow hedges has been redeemed and reclassified to profit or loss during the first quarter of 2019, which had a negative effect on OCI.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased compared to the end of 2018, mainly due to exchange rate effects.

Skr bn	March 31, 2019	December 31, 2018	Change
Total assets	313.1	302.0	4%
Liquidity investments[1]	62.5	62.2	0%
Outstanding loans	217.1	209.2	4%
of which loans in the CIRR-system	73.6	69.9	5%

1      Since 2019 SEK has chosen to exclude cash collateral under the security agreements for derivative contracts from liquidity investments. Comparative figures  have been adjusted.

Total exposures amounted to Skr 351.5 billion on March 31, 2019 (year-end 2018: Skr 337.4 billion). SEK’s exposures to all counterparties has increased since year-end 2018. See Note 10.

Liabilities and equity

As of March 31, 2019, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Accordingly, SEK considers all of its outstanding commitments to be covered through maturity.

In 2019, SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the CIRR and should be a reserve when funding markets are not available to SEK.

Capital adequacy

As of March 31, 2019, the total capital ratio was 19.8 percent (year-end 2018: 20.1 percent). SEK maintains strong capitalization in relation to the capital target, with a total capital ratio that exceeds the total capital adequacy requirement of Finansinspektionen (the Swedish FSA) by 3.3 percentage points, and has healthy liquidity.

Percent	March 31, 2019	December 31, 2018
Common Equity Tier 1 capital ratio	19.8	20.1
Tier 1 capital ratio	19.8	20.1
Total capital ratio	19.8	20.1
Leverage ratio	5.5	5.6
Liquidity coverage ratio (LCR)	162	266
Net stable funding ratio (NSFR)	148	144

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

Hélène Westholm chose to leave the Board of Directors of SEK (the “Board”), as well as the Remuneration Committee and the Audit Committee, after approximately one year of service, effective January 31, 2019. Hanna Lagercrantz was elected to the Board as Director at the Annual General Meeting on March 28, 2019, at which time she also became a member of the Remuneration Committee and the Audit Committee.

As previously described, in order to increase the focus on customers, SEK has made certain organizational changes.  Three new roles were created: Executive Vice President, Strategic Partnerships and Relationships; Chief Financial Officer (CFO); and Head of Business Development, Business Support and Transformation. Per Åkerlind, previously Executive Vice President and Head of Treasury and Capital Management at SEK, has been appointed as Executive Vice President, Strategic Partnerships and Relationships. Stefan Friberg, formerly Chief Risk Officer at SEK, has been appointed CFO and Susanna Rystedt, who previously held the role of Chief Administrative Officer at SEK, has been appointed as Head of Business Development, Business Support and Transformation. In conjunction with the introduction of these roles, the roles of Head of Treasury and Capital Management and Chief Administrative Officer have been removed and the accounting and treasury units have been reorganized under the same manager, the CFO. The change also means that the Head of Sustainability will report to the Executive Vice President, Strategic Partnerships and Relationships instead of the CEO. Irina Slinko has been appointed as acting Chief Risk Officer. This stage of organizational changes became effective on January 1, 2019.

Risk factors and the macro environment

Various risks arise as part of SEK’s operations. SEK’s primary exposure is to credit risk, but the company is also exposed to market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of SEK’s risk factors, refer to the Risk and Capital Management section in SEK’s 2018 Annual Report. Sweden’s GDP grew at a rate of 2.4 percent in the fourth quarter of 2018 on an annualized basis. Sweden’s unemployment rate was 6.2 percent in February 2019. The consumer price index rose 1.9 percent in February 2019 on an annualized basis and the repo rate was negative at 0.25 percent. According to Statistics Sweden (SCB), in the fourth quarter of 2018, Swedish exports increased 3.1 percent compared to the prior quarter. The Swedish economy has continued to post a healthy growth rate and public finances remained strong. However, some of the economic indicators point toward a slight slowdown. Growth in world trade has slowed during the year. Global macroeconomic indicators have weakened, even though the US economy still remains relatively strong. There is a growing expectation of a slowdown in global activity, and anxiety exists regarding trade and geopolitical risks. The negotiations for the UK’s withdrawal from the EU and the trade conflict between the US and China are two events that remain highly prominent on the global agenda.

Financial targets

Profitability target	A return on equity of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target

Under normal conditions, SEK’s total capital ratio is to exceed the Swedish FSA’s total capital adequacy requirement by 1 to 3 percentage points. Currently, the capital target means that the total capital ratio should amount to 17-19 percent.

Key performance indicators

Skr mn (if not otherwise indicated)	Jan-Mar 2019	Oct-Dec 2018	Jan-Mar 2018	Jan-Dec 2018
New lending	13,303	17,752	13,033	57,015
of which to Swedish exporters	4,845	7,447	4,633	18,014
of which to exporters’ customers	8,458	10,305	8,400	39,001
CIRR-loans as a percentage of new lending	7%	13%	8%	9%
Loans, outstanding and undisbursed	264,353	260,040	267,670	260,040

New long-term borrowings	11,831	16,076	14,294	60,411
Outstanding senior debt	268,870	257,847	242,653	257,847

After-tax return on equity	5.9%	4.3%	3.1%	3.6%

Common Equity Tier 1 capital ratio	19.8%	20.1%	19.9%	20.1%
Tier 1 capital ratio	19.8%	20.1%	19.9%	20.1%
Total capital ratio	19.8%	20.1%	22.3%	20.1%
Leverage ratio	5.5%	5.6%	5.6%	5.6%
Liquidity coverage ratio (LCR)	162%	266%	241%	266%
Net stable funding ratio (NSFR)	148%	144%	147%	144%

See definitions on page 29.

Consolidated Statement of Comprehensive Income in summary
(Unaudited except for Jan-Dec, 2018)

Skr mn	Note	Jan-Mar 2019	Oct-Dec 2018	Jan-Mar 2018	Jan-Dec 2018
Interest income		1,579	1,466	1,056	5,153
Interest expenses		-1,184	-1,088	-674	-3,711
Net interest income	2	395	378	382	1,442

Net fee and commission expense		-11	-13	-5	-32
Net results of financial transactions	3	105	56	-59	19
Other operating income		—	-2	—	-2
Total operating income		489	419	318	1,427

Personnel expenses		-84	-88	-79	-311
Other administrative expenses		-48	-60	-56	-231
Depreciation and impairment of non-financial assets		-14	-15	-8	-40
Total operating expenses		-146	-163	-143	-582

Operating profit before credit losses		343	256	175	845

Net credit losses	4	9	-1	5	7
Operating profit		352	255	180	852

Tax expenses		-78	-61	-44	-204
Net profit[1]		274	194	136	648

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		-8	-5	-6	-25
Tax on items to be reclassified to profit or loss		2	2	1	6
Net items to be reclassified to profit or loss		-6	-3	-5	-19
Items not to be reclassified to profit or loss
Own credit risk		12	64	71	374
Revaluation of defined benefit plans		-11	-18	-11	-48
Tax on items not to be reclassified to profit or loss		2	-10	-13	-72
Net items not to be reclassified to profit or loss		3	36	47	254

Total other comprehensive income		-3	33	42	235

Total comprehensive income[1]		271	227	178	883

1      The entire profit is attributable to the shareholder of the Parent Company.

Skr
Basic and diluted earnings per share[2]	69	49	34	162

2      Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position
(Unaudited except for December 31, 2018)

Skr mn	Note	March 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	5	1,969	2,416
Treasuries/government bonds	5	8,838	11,117
Other interest-bearing securities except loans	5	51,722	48,665
Loans in the form of interest-bearing securities	4, 5	39,932	36,781
Loans to credit institutions	4, 5	25,568	27,725
Loans to the public	4, 5	166,414	161,094
Derivatives	5, 6	8,276	6,529
Tangible and intangible assets		156	69
Other assets		7,180	4,980
Prepaid expenses and accrued revenues		3,044	2,657
Total assets		313,099	302,033

Liabilities and equity
Borrowing from credit institutions	5	3,207	2,247
Debt securities issued	5	265,663	255,600
Derivatives	5, 6	20,762	21,934
Other liabilities		1,584	1,069
Accrued expenses and prepaid revenues		3,005	2,583
Deferred tax liabilities		273	276
Provisions		95	85
Total liabilities		294,589	283,794

Share capital		3,990	3,990
Reserves		-156	-153
Retained earnings		14,676	14,402
Total equity		18,510	18,239

Total liabilities and equity		313,099	302,033

Consolidated Statement of Changes in Equity in Summary
(Unaudited except for Jan-Dec, 2018)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Own credit risk	Defined benefit plans	Retained earnings
Effects of the implementation of IFRS 9	14			-9	-409		432
Adjusted opening balance of equity January 1, 2018	17,588	3,990	25	—	-409	-4	13,986
Net profit Jan-Mar, 2018	136						136
Other comprehensive income Jan-Mar, 2018	42		-5		56	-9
Total comprehensive income Jan-Mar, 2018	178		-5		56	-9	136
Closing balance of equity March 31, 2018[1]	17,766	3,990	20	—	-353	-13	14,122
Effects of the implementation of IFRS 9	14			-9	-409		432
Adjusted opening balance of equity January 1, 2018	17,588	3,990	25	—	-409	-4	13,986
Net profit Jan-Dec, 2018	648						648
Other comprehensive income Jan-Dec, 2018	235		-19		292	-38
Total comprehensive income Jan-Dec, 2018	883		-19		292	-38	648
Dividend	-232						-232
Closing balance of equity December 31, 2018[1]	18,239	3,990	6	—	-117	-42	14,402
Net profit Jan-Mar, 2019	274						274
Other comprehensive income Jan-Mar, 2019	-3		-6		12	-9
Total comprehensive income Jan-Mar, 2019	271		-6		12	-9	274
Closing balance of equity March 31, 2019[1]	18,510	3,990	—	—	-105	-51	14,676

1      The entire equity is attributable to the shareholder of the Parent Company.

Statement of Cash Flows in the Consolidated Group in summary
(Unaudited except for Jan-Dec, 2018)

Skr mn	Jan-Mar 2019	Jan-Mar 2018	Jan-Dec 2018
Operating activities
Operating profit	352	180	852
Adjustments for non-cash items in operating profit	176	378	14
Income tax paid	-61	-92	-366
Changes in assets and liabilities from operating activities	-357	-8,081	-24,145
Cash flow from operating activities	110	-7,615	-23,645

Investing activities
Capital expenditures	-7	-7	-21
Cash flow from investing activities	-7	-7	-21

Financing activities
Change in senior debt	-1,448	6,861	25,102
Derivatives, net	776	3,053	1,830
Change in subordinated debt	—	—	-2,322
Dividend paid	—	—	-232
Cash flow from financing activities	-672	9,914	24,378

Cash flow for the period	-569	2,292	712

Cash and cash equivalents at beginning of the period	2,416	1,231	1,231
Cash flow for the period	-569	2,292	712
Exchange-rate differences on cash and cash equivalents	122	144	473
Cash and cash equivalents at end of the period[1]	1,969	3,667	2,416

1      Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Notes

Note 1.                                 Applied accounting principles and impacts from changes in accounting principles

Note 2.                                 Net interest income

Note 3.                                 Net results of financial transactions

Note 4.                                 Impairments

Note 5.                                 Financial assets and liabilities at fair value

Note 6.                                 Derivatives

Note 7.                                 CIRR-system

Note 8.                                 Pledged assets and contingent liabilities

Note 9.                                 Capital adequacy

Note 10.                          Exposures

Note 11.                          Transactions with related parties

Note 12.                          Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The accounting policies, methods of computation and presentation of the Consolidated Group and the Parent Company are, in all material aspects, the same as those used for the 2018 annual financial statements except for the application of the new and amended standards from IASB that entered into force beginning January 1, 2019. This interim report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the company’s annual financial statements as of December 31, 2018.

As of January 1, 2019, SEK began applying IFRS 16 Leases to the Consolidated Group and the Parent Company. The standard replaces IAS 17 and related interpretations, with changes for lessees. The standard became applicable January 1, 2019. All leases (with the exception of short-term and low-value leases) are to be recognized as right-of-use assets subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments recognized as repayments and interest expenses. As a result, the straight-line operating lease expense is replaced by an expense for depreciation of the right-of-use lease assets and an interest expense on the lease liability.

Lessor accounting remains essentially unchanged. IFRS 16 has primarily affected SEK’s recognition of operational leases for rental premises, as the lease definition and lease criteria have not resulted in other agreements being regarded as leases as compared to IAS 17. SEK has also decided to apply the exceptions for short-term and low-value leases. The right-of-use asset is accounted for under Tangible and intangible assets and the leasing liability is accounted for under Other liabilities. The lease term is determined as the non-cancellable period of a lease, together with any extension or termination options when SEK is reasonably certain to exercise them. The future cash flows are discounted using SEK’s incremental borrowing rate.

SEK applied the simplified approach during the transition to IFRS 16, and measured the right-of-use asset at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease. Right-of-use assets, leasing liabilities, depreciations and interest expenses are not expected to have any material impact on SEK’s financial statements or capital adequacy or large exposure ratios.

The table shows the transition effect of IFRS 16 reconciling the closing balances under IAS 17 as of December 31, 2018, with the opening balances under IFRS 16 as of January 1, 2019.

Other changes from IASB have not had any material impact on SEK’s financial reporting for 2019 and there are no other IFRS or IFRS IC interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Transition effect on Consolidated Statement of Financial Position

Skr mn	December 31, 2018	Effect	January 1, 2019
Assets
Tangible and intangible assets	69	94	163
Total assets	302,033	94	302,127

Liabilities
Other liabilities	1,069	95	1,164
Accrued expenses and prepaid revenues	2,583	-1	2,582
Total liabilities	283,794	94	283,888

Note 2. Net interest income

Skr mn	Jan-Mar 2019	Oct-Dec 2018	Jan-Mar 2018	Jan-Dec 2018
Interest income
Loans to credit institutions	538	472	242	1,475
Loans to the public	690	670	572	2,534
Loans in the form of interest-bearing securities	190	172	159	672
Interest-bearing securities excluding loans in the form of interest-bearing securities	183	151	124	523
Derivatives	-68	-44	-74	-210
Administrative remuneration CIRR-system	46	44	32	157
Other assets	0	1	1	2
Total interest income[1]	1,579	1,466	1,056	5,153

Interest expenses
Interest expenses	-1,143	-1,022	-604	-3,445
Resolution fee	-41	-66	-70	-266
Total interest expenses	-1,184	-1,088	-674	-3,711
Net interest income	395	378	382	1,442

1      Interest income calculated using the effective interest method amounted to Skr 1,347 million during January-March 2019 (3M18: Skr 888 million).

Note 3. Net results of financial transactions

Skr mn	Jan-Mar 2019	Oct-Dec 2018	Jan-Mar 2018	Jan-Dec 2018
Derecognition of financial instruments not measured at fair value through profit or loss	0	12	0	24
Financial assets or liabilities at fair value through profit or loss	55	21	-39	-45
Financial instruments under fair-value hedge accounting	50	23	-21	43
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	0	0	1	-3
Total net results of financial transactions	105	56	-59	19

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net market value changes are mainly attributable to changes in credit spread on own debt, which are reported in other comprehensive income, and basis spreads, which are reported in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in cases where SEK repurchases its own debt, or where lending is repaid early and the related hedging instruments are terminated prematurely. These effects are presented in the following line items of net results of financial transactions in the table above: “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”. “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting” include realized as well as unrealized changes in fair value.

Note 4. Impairments

Skr mn	Jan-Mar 2019	Oct-Dec 2018	Jan-Mar 2018	Jan-Dec 2018
Expected credit losses, stage 1	7	-6	-3	6
Expected credit losses, stage 2	4	-1	5	14
Expected credit losses, stage 3	-2	6	3	-13
Established losses	—	—	—	—
Reserves applied to cover established credit losses	—	—	—	—
Recovered credit losses	—	—	0	0
Net credit losses	9	-1	5	7

The table below shows the book value of loans and nominal amounts for off-balance sheet exposures for each stage, in each case, before expected credit losses, as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures.

	March 31, 2019				December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	185,846	30,458	751	217,055	209,096
Off balance sheet exposures, before expected credit losses	34,014	31,431	—	65,445	55,590
Total, before expected credit losses	219,860	61,889	751	282,500	264,686

Loss allowance, loans	-28	-17	-89	-134	-137
Loss allowance, off balance sheet exposures[1]	0	0	0	0	-2
Total loss allowance	-28	-17	-89	-134	-139
Provision ratio	0.01%	0.03%	11.85%	0.05%	0.05%

1     Recognized under provision in Consolidated Statement of Financial Position.

Loss Allowance, January-September, 2018

	March 31, 2019				December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance	-34	-21	-84	-139	-137
Increases due to origination and acquisition	-3	-1	—	-4	-15
Net remeasurement of loss allowance	9	7	-4	12	7
Transfer to stage 1	0	0	—	—	0
Transfer to stage 2	0	-2	2	—	0
Transfer to stage 3	—	—	—	—	0
Decreases due to derecognition	1	0	0	1	15
Decrease in allowance account due to write-offs	—	—	—	—	—
Exchange-rate differences[1]	-1	0	-3	-4	-9
Closing balance	-28	-17	-89	-134	-139

1     Recognized under Net results of financial transactions in Statement of Comprehensive Income.

Note 5. Financial assets and liabilities at fair value

	March 31, 2019
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	1,969	1,969	—
Treasuries/governments bonds	8,838	8,838	—
Other interest-bearing securities except loans	51,722	51,722	—
Loans in the form of interest-bearing securities	39,932	41,144	1,212
Loans to credit institutions	25,568	25,677	109
Loans to the public	166,414	171,509	5,095
Derivatives	8,276	8,276	—
Total financial assets	302,719	309,135	6,416

Borrowing from credit institutions	3,207	3,207	—
Debt securities issued	265,663	268,037	2,374
Derivatives	20,762	20,762	—
Total financial liabilities	289,632	292,006	2,374

	December 31, 2018
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	2,416	2,416	—
Treasuries/governments bonds	11,117	11,117	—
Other interest-bearing securities except loans	48,665	48,665	—
Loans in the form of interest-bearing securities	36,781	37,666	885
Loans to credit institutions	27,725	27,709	-16
Loans to the public	161,094	164,734	3,640
Derivatives	6,529	6,529	—
Total financial assets	294,327	298,836	4,509

Borrowing from credit institutions	2,247	2,247	—
Debt securities issued	255,600	256,619	1,019
Derivatives	21,934	21,934	—
Total financial liabilities	279,781	280,800	1,019

Determination of fair value

The determination of fair value is described in SEK’s 2018 Annual Report, see Note 1(h)(viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	—	8,838	—	8,838
Other interest-bearing securities except loans	—	51,722	—	51,722
Derivatives	—	5,942	2,334	8,276
Total, March 31, 2019	—	66,502	2,334	68,836
Total, December 31, 2018	—	64,378	1,933	66,311

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	17,290	53,854	71,144
Derivatives	—	15,340	5,422	20,762
Total, March 31, 2019	—	32,630	59,276	91,906

Total, December 31, 2018	—	32,203	54,418	86,621

There were no transfers made between levels during the period January-March 2019 (year-end 2018: Skr -2,124 million).

Financial assets and liabilities at fair value in Level 3, March 31, 2019

Skr mn	January 1, 2019	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	March 31, 2019
Debt securities issued	-47,898	-4,032	1,449	—	—	-1,909	27	-1,491	-53,854
Derivatives, net	-4,587	-2	-11	—	—	1,896	—	-384	-3,088
Net assets and liabilities, 2019	-52,485	-4,034	1,438	—	—	-13	27	-1,875	-56,942

Financial assets and liabilities at fair value in Level 3, December 31, 2018

Skr mn	January 1, 2018	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange-rate differences	December 31, 2018
Debt securities issued	-42,995	-13,199	9,490	-2,486	425	4,091	250	-3,474	-47,898
Derivatives, net	-846	3	-43	-57	-6	-3,913	—	275	-4,587
Net assets and liabilities, 2018	-43,841	-13,196	9,447	-2,543	419	178	250	-3,199	-52,485

1      Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of March 31, 2019, amounted to a Skr 45 million loss (year-end 2018: Skr 157 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For Level 3 instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/– 10 basis points. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3 instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis — level 3 assets and liabilities

	March 31, 2019
Assets and liabilities Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input[1]	Valuation method	Sensitivity max	Sensitivity min

Equity	-1,556	Correlation	0.71 - 0.04	Option Model	4	-3
Interest rate	1,160	Correlation	0.21 - (0.11)	Option Model	-76	74
FX	-2,516	Correlation	0.77 - (0.95)	Option Model	21	-19
Other	-176	Correlation	0.52 - (0.01)	Option Model	0	0
Sum derivatives, net	-3,088				-51	52

Equity	-506	Correlation	0.71 - 0.04	Option Model	-4	3
		Credit spreads	10BP - (10BP)	Discounted cash flow	28	-28
Interest rate	-53,214	Correlation	0.21 - (0.11)	Option Model	85	-82
		Credit spreads	10BP - (10BP)	Discounted cash flow	103	-101
FX	-34	Correlation	0.77 - (0.95)	Option Model	-22	20
		Credit spreads	10BP - (10BP)	Discounted cash flow	95	-95
Other	-100	Correlation	0.52 - (0.01)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	3	-3
Sum debt securities issued	-53,854				288	-286
Total effect on total comprehensive income[2]					237	-234

Derivatives, net, December 31, 2018	-4,587				-66	64
Debt securities issued, December 31, 2018	-47,898				308	-307
Total effect on total comprehensive income, December 31, 2018[2]					242	-243

1      Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

2      Of the total impact on total comprehensive income, the sensitivity effect of SEK’s own credit spread was Skr 229 million (year-end 2018: Skr 242 million) under a maximum scenario and Skr -226 million (year-end 2018: Skr -240 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	March 31, 2019	December 31, 2018	Jan—Mar 2019	Jan—Mar 2018
CVA/DVA, net[1]	-22	-29	7	-5
OCA[2]	-138	-150	12	71

1      Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2      Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by categories

	March 31, 2019			December 31, 2018
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	4,096	11,087	284,645	3,842	10,207	280,808
Currency-related contracts	3,869	7,509	168,937	2,630	8,799	162,870
Equity-related contracts	311	1,988	20,414	57	2,755	16,014
Contracts related to commodities, credit risk, etc.	—	178	-1,601	—	173	-1,920
Total derivatives	8,276	20,762	472,395	6,529	21,934	457,772

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-

related contracts primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative fee, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the consolidated statement of financial position and in the Parent Company’s balance sheet since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under Other assets.

SEK has determined that the CIRR-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s statement of comprehensive income.

The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s statement of comprehensive income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s statement of comprehensive income under net interest income. Net credit losses are shown in the statement of comprehensive income for SEK as SEK bears the credit risk for the lending. Refer also to Note 1 (f) in SEK’s 2018 Annual Report.

The administrative fee paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses. Refer to the following tables.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of March 31, 2019, concessionary loans outstanding amounted to Skr 673 million (year-end 2018: Skr 663 million) and operating profit for the program amounted to Skr -9 million for 2018 (3M18: Skr -10 million). The administrative compensation to SEK amounted to Skr -400 thousand (3M18: Skr -500 thousand).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jan-Mar 2019	Oct-Dec 2018	Jan-Mar 2018	Jan-Dec 2018
Interest income	498	459	338	1,624
Interest expenses	-457	-423	-316	-1,480
Net interest income	41	36	22	144

Interest compensation	—	0	0	20
Exchange-rate differences	4	1	2	9
Profit before compensation to SEK	45	37	24	173
Administrative remuneration to SEK	-46	-44	-32	-155
Operating profit CIRR-system	-1	-7	-8	18
Reimbursement to (—) / from (+) the State	1	7	8	-18

Statement of Financial Position for the CIRR-system (included in SEK’s statement of financial position)

Skr mn	March 31, 2019	December 31, 2018
Loans	73,586	69,922
Derivatives	—	502
Other assets	6,424	4,090
Prepaid expenses and accrued revenues	666	561
Total assets	80,676	75,075

Liabilities	73,815	70,144
Derivatives	6,241	4,408
Accrued expenses and prepaid revenues	620	523
Total liabilities	80,676	75,075

Commitments
Committed undisbursed loans	44,335	47,664
Binding offers	14,154	616

Note 8. Pledged assets and contingent liabilities

Skr mn	March 31, 2019	December 31, 2018
Collateral provided
Cash collateral under the security agreements for derivative contracts	14,805	16,374
Contingent liabilities[1]
Guarantee commitments	4,047	4,032
Commitments[1]
Committed undisbursed loans	47,244	50,814
Binding offers	14,154	744

1      For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers see Note 4.

Note 9. Capital adequacy

The subsidiary Venantius AB has been liquidated, which means that capital requirements are calculated at the parent company level and no longer on a consolidated level. The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. For further information on capital adequacy and risks, see the section entitled “Risk and capital management” in SEK’s 2018 Annual Report and see SEK’s 2018 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital adequacy analysis

	March 31, 2019	December 31, 2018
Capital ratios excl. of buffer requirements[1]
Common Equity Tier 1 capital ratio	19.8%	20.1%
Tier 1 capital ratio	19.8%	20.1%
Total capital ratio	19.8%	20.1%
Institution-specific Common Equity Tier 1 capital requirement incl. buffers[2]	8.5%	8.5%
of which minimum Common Equity Tier 1 requirement	4.5%	4.5%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical Buffer	1.5%	1.5%
of which Systemic Risk Buffer	—	—
Common Equity Tier 1 capital available to meet buffers[3]	11.8%	12.1%

1      Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

2      Expressed as a percentage of total risk exposure amount.

3      Common Equity Tier 1 capital ratio as reported less minimum requirement of 4.5 percent and less 3.5 percent, consisting of Common Equity Tier 1 capital used to meet the Tier 1 and Tier 2 requirements, since SEK does not have any Additional Tier 1 or Tier 2 capital.

Own funds — Adjusting items

Skr mn	March 31, 2019	December 31, 2018
Share capital	3,990	3,990
Retained earnings	12,849	11,239
Accumulated other comprehensive income and other reserves[1]	1,263	1,256
Independently reviewed profit net of any foreseeable charge or dividend	203	1,615
Common Equity Tier 1 (CET1) capital before regulatory adjustments	18,305	18,100
Additional value adjustments due to prudent valuation	-495	-496
Intangible assets	-45	-43
Fair value reserves related to gains or losses on cash flow hedges	0	-6
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	99	112
Negative amounts resulting from the calculation of expected loss amounts	-142	-136
Total regulatory adjustments to Common Equity Tier 1 capital	-583	-569
Total Common Equity Tier 1 capital	17,722	17,531
Additional Tier 1 capital	—	—
Total Tier 1 capital	17,722	17,531
Tier 2-eligible subordinated debt[2]	—	—
Credit risk adjustments[3]	—	—
Total Tier 2 capital	—	—
Total Own funds	17,722	17,531

1      The equity-portions of untaxed reserves is included in the line “Accumulated other comprehensive income and other reserves”.

2      In 2018, SEK decided to call and redeem its Tier 2 eligible subordinated debt instrument in accordance with its terms.

3      Expected loss amount calculated according to the IRB approach is a gross deduction from Own funds. The gross deduction is decreased by impairment related to exposure ratios for which expected loss is calculated. Excess amounts of such impairment will increase Own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to central governments, corporates and financial institutions. As of March 31, 2019, the limitation rule has not had any effect (year-end 2018: no effect).

Minimum capital requirements exclusive of buffer

	March 31, 2019			December 31, 2018
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates[2]	1,602	1,602	128	1,701	1,701	136
Total credit risk standardized method	1,602	1,602	128	1,701	1,701	136

Credit risk IRB method
Central Governments	178,567	10,138	811	171,572	9,905	792
Financial institutions[3]	36,211	9,848	788	33,953	9,880	790
Corporates [4]	116,695	61,303	4,904	113,987	59,486	4,760
Assets without counterparty [5]	198	198	16	90	90	7
Total credit risk IRB method	331,671	81,487	6,519	319,602	79,361	6,349

Credit valuation adjustment risk	n.a.	2,293	183	n.a.	2,037	163
Foreign exchange risk	n.a.	883	71	n.a.	879	70
Commodities risk	n.a.	10	1	n.a.	10	1
Operational risk	n.a.	3,066	245	n.a.	3,066	245
Total	333,273	89,341	7,147	321,303	87,054	6,964

1   Exposure at default (EAD) shows the size of the outstanding exposure at default.

2   For the small and medium-sized enterprises category, with an annual turnover not exceeding EUR 50 million, the standardized method for calculating the capital requirement is applied from Q1 2019.

3   Of which counterparty risk in derivatives: EAD Skr 4,997 million (year-end 2018: Skr 4,525 million), Risk exposure amount of Skr 1,868 million (year-end 2018: Skr 1,668 million) and Capital requirement of Skr 149 million (year-end 2018: Skr 133 million).

4   Of which related to specialized lending: EAD Skr 3,318 million (year-end 2018: Skr 3,400 million), Risk exposure amount of Skr 2,141 million (year-end 2018: Skr 2,157 million) and Capital requirement of Skr 171 million (year-end 2018: Skr 173 million).

5   As of January 1, 2019, SEK applies the new accounting standard IFRS 16 Leases, which means that leasing contracts are reported as an asset with rights-of-use. At the beginning of 2019, IFRS 16 resulted in increased assets of Skr 94 million.

Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish FSA has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden is 2.0 percent. The Swedish FSA has decided to raise the countercyclical buffer rate from 2.0 to 2.5 percent. The amendments will enter into force on September 19, 2019.  As of March 31, 2019, the capital requirement related to relevant exposures in Sweden is 67 percent (year-end 2018: 70 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of March 31, 2019, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.1 percentage points (year-end 2018: 0.08 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016 therefore do not apply to SEK.

Leverage Ratio

Skr mn	March 31, 2019	December 31, 2018
Exposure measure for the leverage ratio
On-balance sheet exposures	286,085	281,529
Off-balance sheet exposures	37,183	33,159
Total exposure measure	323,268	314,688
Leverage ratio	5.5%	5.6%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio. The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.

Internally assessed economic capital excl. buffer

Skr mn	March 31, 2019	December 31, 2018
Credit risk	7,276	7,008
Operational risk	239	239
Market risk	1,150	1,094
Other risks	183	163
Capital planning buffer	992	1,966
Total	9,840	10,470

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s 2018 Annual Report.

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
Classified by type of	March 31, 2019		December 31, 2018		March 31, 2019		December 31, 2018		March 31, 2019		December 31, 2018
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	117.1	41.7	121.2	43.8	57.9	82.2	48.4	80.3	175.0	49.8	169.6	50.3
Regional governments	14.4	5.1	13.4	4.8	—	—	—	—	14.4	4.1	13.4	4.0
Multilateral development banks	2.9	1.0	0.1	0.0	—	—	0.0	0.0	2.9	0.8	0.1	0.0
Public Sector Entity	0.7	0.2	0.6	0.2	—	—	—	—	0.7	0.2	0.6	0.2
Financial institutions	30.2	10.8	28.7	10.4	6.4	9.1	5.5	9.1	36.6	10.4	34.2	10.1
Corporates	115.8	41.2	113.1	40.8	6.1	8.7	6.4	10.6	121.9	34.7	119.5	35.4
Total	281.1	100.0	277.1	100.0	70.4	100.0	60.3	100.0	351.5	100.0	337.4	100.0

Net exposure by region and exposure class, as of March 31, 2019

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	0.7	2.3	5.2	—	1.0	150.2	12.4	3.2	175.0
Regional governments	—	—	—	—	—	—	14.2	0.2	—	14.4
Multilateral development banks	—	—	—	—	—	—	—	2.9	—	2.9
Public Sector Entity	—	—	—	—	—	—	—	0.7	—	0.7
Financial institutions	—	2.9	1.0	6.7	0.0	—	9.6	16.1	0.3	36.6
Corporates	4.2	1.7	3.4	3.2	—	3.0	82.3	24.1	0.0	121.9
Total	4.2	5.3	6.7	15.1	0.0	4.0	256.3	56.4	3.5	351.5

Net exposure by region and exposure class, as of December 31, 2018

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	0.7	4.0	3.9	—	0.9	139.0	18.0	3.1	169.6
Regional governments	—	—	—	—	—	—	13.2	0.2	—	13.4
Multilateral development banks	—	—	—	—	—	—	—	0.1	—	0.1
Public Sector Entity	—	—	—	—	—	—	—	0.6	—	0.6
Financial institutions	—	2.4	0.9	6.9	1.1	0.3	8.7	13.6	0.3	34.2
Corporates	4.6	3.1	3.1	2.9	—	3.0	80.5	22.2	0.1	119.5
Total	4.6	6.2	8.0	13.7	1.1	4.2	241.4	54.7	3.5	337.4

Net exposure to European countries, excluding Sweden

Skr bn	March 31, 2019	December 31, 2018
France	9.0	9.0
Norway	7.8	6.8
United Kingdom	7.0	6.8
Denmark	6.6	5.8
Finland	5.7	5.5
Germany	5.3	7.5
Luxembourg	4.2	1.9
The Netherlands	3.6	2.8
Poland	3.2	3.1
Belgium	2.7	1.1
Spain	2.0	1.4
Switzerland	1.0	0.8
Austria	0.5	4.6
Portugal	0.4	0.1
Ireland	0.4	0.4
Latvia	0.2	0.2
Iceland	0.2	0.2
Italy	0.1	0.2
Estonia	0.0	0.0
Russia	0.0	0.0
Hungary	—	0.0
Total	59.9	58.2

Note 11. Transactions with related parties

Transactions with related parties are described in Note 28 in SEK’s 2018 Annual Report. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the 2018 Annual Report.

Note 12. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, April 26, 2019

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Anna Brandt
Chairman of the Board	Director of the Board	Director of the Board

Reinhold Geijer	Hanna Lagercrantz	Hans Larsson
Director of the Board	Director of the Board	Director of the Board

Eva Nilsagård	Ulla Nilsson
Director of the Board	Director of the Board

Catrin Fransson

Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

July 16, 2019	Interim Report for the period January 1, 2019 – June 30, 2019
October 21, 2019	Interim Report for the period January 1, 2019 – September 30, 2019
January 30, 2020	Year-end Report for the period January 1, 2019 – December 31, 2019

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 26, 2019 14:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2018 Annual Report, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has chosen to present these, either because they are in common use within the industry or because they accord with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated liabilities. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

About SEK, AB Svensk Exportkredit

SEK was founded back in 1962 and is currently owned by the Swedish state. Around 240 employees are based at the head office in Stockholm. In addition, SEK has an office in Gothenburg that is shared with the Swedish Export Credits Guarantee Board (EKN) and Business Sweden.

SEK’s mission

Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available the officially supported CIRR system, in other words, fixed-interest export credits.

SEK’s vision	Our vision is to strengthen the competitiveness of the Swedish export industry to create employment and sustainable growth in Sweden.

SEK’s core values	We are governed by our core values: Solution orientation, Collaboration and Professionalism.

SEK’s clients

Our clients can be found in the Swedish export industry. We finance companies with operations that are linked to Swedish interests and exports. Clients are found among large to medium-sized companies and their foreign buyers of Swedish products and services.

SEK’s partnerships

Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and EKN. Our international network is substantial and we also work together with numerous Swedish and international banks.